Exhibit 99.10

CONSENT OF PASCAL HAMELIN

I, Pascal Hamelin, hereby consent to the references to, and the use of any information derived from, the technical report titled “Technical Report on the Bachelor Lake Gold Project Prepared for Metanor Resources” dated February 17, 2011 (the “Report”) in the annual report on Form 40-F of Sandstorm Gold, Ltd. for the fiscal year ended December 31, 2012 and any amendments thereto (the “Annual Report”) being filed with United States Securities and Exchange Commission, which Annual Report incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2012 which refers to information contained in the Report.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Annual Report.

Date: February 13, 2013

/s/ Pascal Hamelin
Name: Pascal Hamelin, P. Eng.
Title: Vice President, Operations